Exhibit 12.1

PARKER-HANNIFIN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Three
	months
	Ended
	September
	30,	Fiscal Year Ended June 30,
	2003	2003	2002	2001	2000	1999

EARNINGS

Income from continuing operations before income taxes	$84,613	$297,382	$218,036	$528,183	$562,187	$477,694

Add:

Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	19,830	75,380	75,994	89,141	51,576	63,132

Amortization of deferred loan costs	980	1,786	1,357	810	659	565

Portion of rents representative of interest factor	5,381	21,524	20,509	18,663	13,457	14,093

Equity share of losses of companies for which debt obligations are not guaranteed		2,895	6,078	1,571	1,359

Amortization of previously capitalized interest	73	291	297	274	254	313

Income as adjusted	$110,877	$399,258	$322,271	$638,642	$629,492	$555,797

FIXED CHARGES

Interest on indebtedness, exclusive of interest capitalized in accordance with FASB #34 and interest on ESOP loan guarantee	$19,830	$75,380	$75,994	$89,141	$51,576	$63,132

Capitalized interest						2

Amortization of deferred loan costs	980	1,786	1,357	810	659	565

Portion of rents representative of interest factor	5,381	21,524	20,509	18,663	13,457	14,093

Fixed charges	$26,191	$98,690	$97,860	$108,614	$65,692	$77,792

RATIO OF EARNINGS TO FIXED CHARGES	4.23x	4.05x	3.29x	5.88x	9.58x	7.14x